Filed by DHC Acquisition Corp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: With Purpose, Inc. (d/b/a GloriFi, Inc.)

Commission File No. 001-40130

Pro-America Mission-Driven Tech Company GloriFi™

Aims to Change the Way Millions Bank, Borrow, Insure and Buy

GloriFi’s Financial Lifestyle App now available in the Apple App Store®

(September 20, 2022) Dallas, Texas – GloriFi™, the unapologetically pro-America technology company offering financial services and community engagement, today announced the launch of its next generation financial lifestyle app, live in the Apple App Store®.

The GloriFi™ app gives members access to best-in-class financial products, leading with digital banking, including GloriFi™ Checking and GloriFi™ Savings, and a selection of patriotic debit cards. The app also provides a 360-degree overview of personal finances, and instant membership to the GloriFi™ community. GloriFi™ expects that future offerings will include insurance, mortgages, brokerage, and an exclusive line of pro-America credit cards, empowering millions to put their money where their values are.

GloriFi™ is reinventing the digital financial services customer experience allowing members to manage their finances all in one place. Free to the community are practical money tips, the linking of outside accounts, instant credit scores, and a personalized content hub with trending market news, stories of interest, and weather.

Members enjoy even more with GloriFi™ Allegiance, a game-changing loyalty program where members earn points for linking their credit score and external accounts as well as other positive financial behaviors. Soon members will earn up to 2X loyalty points on credit card offerings, points for direct deposit, borrowing, investing, and insuring, all within the same rewards platform, with points redeemable for cash back, travel, shopping, or charitable donations.

“We didn’t create the movement. One hundred million Americans who want to be free to express their love of God and country did,” said Toby Neugebauer, GloriFi™ Founder and CEO. “We created the marketplace where hard-working freedom-loving people can enjoy big tech without having to sacrifice their values.” Neugebauer is an entrepreneur, investor, and business executive committed to the company’s mission of empowering Americans to take control of their financial future.

We believe that GloriFi™ is a necessary alternative to safeguard financial freedom and independence in a culture where many in corporate America prioritize telling Americans how to live over serving the needs of their customers. GloriFi™ welcomes all, providing a path to true financial freedom. As Americans continue to struggle under historic inflation, GloriFi™ provides crucial financial insight while prioritizing data privacy. The company safeguards member information allowing members to retain control of their own data.

Standing with America’s first responders, particularly the men and women in blue, GloriFi™ has begun the process of creating the Freedom and Independence Foundation 501(c)(3) to support charities who have lost a loved one in the line of duty.

GloriFi™ announced on July 20th 2022 its plan to go public via a business combination with DHC Acquisition Corp. (“DHC”). Once the proposed transaction closes, the Company will potentially trade on the Nasdaq under the requested ticker symbol “GLRI”.

The GloriFi™ website proudly displays GloriFi’s™ pro-freedom, pro-family, pro-America, pro-capitalism values. The financial lifestyle app is available for download via the Apple App Store.

About GloriFi

GloriFi™ is an unapologetically pro-America, pro-freedom, pro-capitalism technology company, offering best-in-class financial products empowering members to put their money where their values are and preserve the Country they believe in. Membership is free through the state-of-the-art financial lifestyle app offering personalized, aggregated content, market data and financial insights to help members make better decisions amidst a challenging economy.

Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended, including certain financial forecasts and projections. All statements other than statements of historical fact contained in this press release and video, including statements as to future results of operations and financial position, revenue and other metrics planned products and services, business strategy and plans, objectives of management for future operations of GloriFi, market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by DHC and its management, and GloriFi and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against GloriFi, DHC, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the shareholders of DHC or GloriFi, or to satisfy other conditions to closing the business combination; 4) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews that adversely affect the business combination; 5) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 6) the ability to meet Nasdaq’s listing standards following the consummation of the business combination or the expected benefits of the business combination; 7) the risk that the business combination disrupts current plans and operations of GloriFi as a result of the announcement and consummation of the business combination; 8) the inability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 9) costs related to the business combination; 10) the ability of the GloriFi or the combine company to successfully execute its business strategy, including launching new product offerings and expanding information and technology capabilities; 11) the amount of redemption requests made by DHC’s shareholders; 12) the ability of DHC or GloriFi to issue equity or equity-linked securities or obtain debt financing in connection with the proposed business combination; 13) changes in applicable laws or regulations; 14) the possibility that GloriFi or the combined company may be adversely affected by other economic, business and/or competitive factors; 15) GloriFi’s estimates of its financial performance; 16) the risk that the business combination may not be completed in a timely manner or at all, which may adversely affect the price of DHC’s securities; 17) the risk that the transaction may not be completed by DHC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by DHC; 18) the impact of the coronavirus disease pandemic, including any mutations or variants thereof, and its effect on business and financial conditions; and 19) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in DHC’s Annual Report on Form 10-K for the year ended December 31, 2021, Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022 and registration statement on Form S-4 to be filed with the SEC, which will include a document that serves as a prospectus and proxy statement of DHC, referred to as a proxy statement/prospectus and other documents filed by DHC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Nothing in this press release or video should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither DHC nor GloriFi gives any assurance that either DHC or GloriFi or the combined company will achieve its expected results. Neither DHC nor GloriFi undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Additional Information about the Proposed Business Combination and Where to Find It

This press release relates to a proposed transaction between DHC and GloriFi. DHC intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of DHC, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all DHC shareholders. DHC also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of DHC are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by DHC through the website maintained by the SEC at www.sec.gov.

The documents filed by DHC with the SEC also may be obtained free of charge at DHC’s website at https://www.dhcacquisition.partners/ or upon written request to 535 Silicon Drive, Suite 100, Southlake, TX 76092.

Participants in the Solicitation

DHC and GloriFi and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from DHC’s shareholders in connection with the proposed transactions. DHC’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and executive officers of DHC listed in DHC’s registration statement on Form S-4, which is expected to be filed by DHC with the SEC in connection with the business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to DHC’s shareholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus on Form S-4 for the proposed business combination, which is expected to be filed by DHC with the SEC in connection with the business combination..

No Offer or Soliciation

This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act, or an exemption therefrom.

GloriFi™ is a financial technology company, not a bank. Banking services provided by TransPecos Banks, SSB, Member FDIC.

GloriFi™ is a registered trademark of With Purpose, Inc. doing business as GloriFi.

Apple and the Apple logo are trademarks of Apple Inc., registered in the U.S. and other countries. App Store is a service mark of Apple Inc., registered in the U.S. and other countries. Google Play and the Google Play logo are trademarks of Google Inc.

© 2022 GloriFi. All rights reserved.